UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MGT Capital Investments Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

55302P103

(CUSIP Number)

Tim Paterson-Brown

Kensington Centre

66 Hammersmith Road

London W14 8UD, UK

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tim Paterson-Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000

	8.	Shared Voting Power Nil

	9.	Sole Dispositive Power 2,000,000

	10.	Shared Dispositive Power Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.14%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
MGT Capital Investments Inc.
Common Stock, par value $0.001
Item 2.	Identity and Background
Tim Paterson-Brown — Chairman & Chief Executive Officer, MGT Capital Investments Inc.
Kensington Centre, 66 Hammersmith Road, London W14 8UD, United Kingdom
Item 3.	Source and Amount of Funds or Other Consideration
Cash

Item 4.	Purpose of Transaction
Investment

Item 5.	Interest in Securities of the Issuer
2,000,000 shares (5.14%)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2007
Date
/s/ TIM PATERSON-BROWN
Signature
Tim Paterson-Brown
Name/Title